SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January 2019

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR SPANISH CABIN CREW VOTE (99%) FOR RECOGNITION AGREEMENT

Ryanair today (Tue 29 Jan) confirmed that its directly employed Cabin Crew in Spain have voted by a majority of 99% in favour of a recognition agreement with SITCPLA and USO, to cover all of Ryanair's directly employed Cabin Crew in Spain.

The airline and SITCPLA and USO are now progressing a CLA (collective labour agreement) which they both hope to conclude on/before 30 April next.

ENDS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 29 January, 2019

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary